UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A
(Amendment No. 1)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

Cresco Labs Inc.
(Name of Subject Company (Issuer))

Cresco Labs Inc., as Issuer and Offeror
(Name of Filing Persons (Identifying status as offeror, issuer, or other person))

Options to purchase subordinate voting shares, no par value per share
(Title of Class of Securities)

CA22587M1068 for the subordinate voting shares
(CUSIP Number of Class of Securities)

John Schetz
Cresco Labs Inc.
600 West Fulton Street, Suite 800
Chicago, IL 60661
(312) 929-0993
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:
 Heidi Steele
McDermott Will & Emery LLP
444 West Lake Street, Suite 4000
Chicago, IL 60606
(312) 372-2000
☐    Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐    third-party tender offer subject to Rule 14d-1.

☒    issuer tender offer subject to Rule 13e-4.

☐    going-private transaction subject to Rule 13e-3.

☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐    Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐    Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 9, 2023 (as amended, the “Schedule TO”), by Cresco Labs Inc., a corporation organized under the laws of the Province of British Columbia (the “Company”), relating to the offer by the Company to certain optionholders to exchange certain outstanding options to purchase the Company’s subordinate voting shares for new options to purchase the Company’s subordinate voting shares. This Amendment is made solely to amend and supplement Item 12 of the Schedule TO as more specifically described below. The information in the Schedule TO, including all schedules and annexes to the Schedule TO that were previously filed with the Schedule TO, is incorporated herein by reference to answer the items required in this Amendment. Except as specifically set forth herein, this Amendment does not modify any of the information previously reported on the Schedule TO. You should read this Amendment together with the Schedule TO.

 ITEM 12.     Exhibits.

Item 12 of the Schedule TO is amended and supplemented by (i) replacing the Presentation and Accompanying Script for Presentation filed as Exhibits (a)(1)(G) and (a)(1)(H), respectively, with updated versions of those documents, (ii) adding a hyperlink to the filing incorporated by reference in Exhibit (d)(1), and (iii) adding Exhibit 107 which was inadvertently omitted with the initial filing.

Exhibit Number	Description
(a)(1)(G)	Presentation, dated April 12, 2024
(a)(1)(H)	Accompanying Script for Presentation, dated April 12, 2024
(d)(1)
Cresco Labs Inc. 2018 Long-Term Incentive Plan (incorporated by reference to Exhibit 99.1 of the Company’s Registration Statement on Form S-8 (SEC File No. 333-253670) filed with the SEC on March 1, 2023)

107	Filing fee table

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Cresco Labs Inc.

By:	/s/Charles Bachtell
	Name:	Charles Bachtell
	Title:	Chief Executive Officer

Date: April 12, 2024